

August 9, 2011

Via Facsimile
Mr. James N. Jannello
Executive Vice President and Chief Executive Officer
Janel World Trade, Ltd.
150-14 132nd Avenue
Jamaica, New York 11434

> **Re: Janel World Trade, Ltd.**
> **Form 10-K for Fiscal Year Ended September 30, 2010**
> **Filed December 28, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed February 14, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 333-60608**

Dear Mr. Jannello:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Years Ended September 30, 2010 and 2009, page 14

1. We note that the amounts included in your discussion of the reasons for the decrease in Selling, General and Administrative Expenses do not agree with the similarly titled amounts presented in your Statements of Operations. We note that the amounts discussed for the years ended September 30, 2009 and 2008 contain similar inconsistencies. Please

revise future filings, including Forms 10-Q, to ensure that the amounts discussed agree with the amounts in your financial statements and that the related increases or decreases and percentage changes are based on the financial statement amounts.

2. In future filings, including Forms 10-Q, please provide a discussion of the reasons for changes in depreciation and amortization expense and interest expense as the changes in these line items appears to be significant. Refer to Item 303 (a)(3) of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Financial Statements, page F-1

Balance Sheet, page F-2

3. Please tell us why the balance of deferred compensation is the same at September 30, 2010, September 30, 2009 and March 31, 2011 and provide disclosure in future filings, including Forms 10-Q, which explains these amounts and why such amounts are unchanged.

Note 20. Subsequent Events, page F-20

4. We note you filed a Form 8-K on October 8, 2010 reporting this transaction. It is unclear from your disclosures whether the acquisition of Ferrara International Logistics (FIL) qualified as the acquisition of a significant subsidiary as defined in Rule 1-02(w) and Rule 3-05(b)(2) of Regulation S-X. Accordingly, please provide us with your computations for each of the three tests of significance to demonstrate how you determined that the historical financial statements of FIL and pro forma financial information giving effect to this transaction were not required to be filed.

Form 10-Q for Fiscal Period Ended December 31, 2010

Exhibit 31

5. It does not appear that you have provided a certification of your principal financial officer as required by Exchange Act Rule 13a-14(a). Please file an amendment to the Form 10-Q that includes the entire periodic report and appropriate certifications of your principal executive officer and principal financial officer.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

6. In future filings, please quantify the amount of revenue and expense attributable to your October 4, 2010 acquisition of the international freight forwarding business of FIL. We believe it is important for your readers to be able to distinguish between changes in your revenue and expense attributable to your pre-existing business and new revenue and expense resulting from your recent acquisition.

Financial Statements, page 3

Note 4. Acquisitions, page 9

7. We note your disclosure that you acquired the international freight forwarding business of Ferrara International Logistics (FIL) on October 4, 2010. In future filings, please revise your disclosures to provide the following:

- The percentage of voting equity interests acquired as required by ASC 805-10-50-2. c.

- The primary reasons for the business combination as required by ASC 805-10-50-2. d.

- The amount of acquisition-related costs recognized as expense, and the line item or items in the income statement in which those expenses are recognized along with the amount of any issuance costs not recognized as an expense and how such costs were recognized as required by ASC 805-10-50-2. f.

- The amounts of revenues and earnings of the acquiree included in your consolidated income statement for the reporting period, the revenue and earnings of the combined entity for the current reporting period as if the acquisition had occurred as of the beginning of the reporting period and the revenue and earnings for the comparable prior year reporting period as if the acquisition had occurred as of the beginning of the prior year annual reporting period as required by ASC 805-10-50-2.h.

- If the initial accounting is incomplete, please ensure your disclosures include the reasons why the initial accounting is incomplete, the specific assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete and the nature and amount of any measurement period adjustments recognized during the reporting period as required by ASC 805-10-50-6.

James N. Jannello
Janel World Trade, Ltd.
August 9, 2011
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Staff Attorney, at (202) 551-3222, if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief